EXHIBIT 99.1

Himax Reports Third Quarter 2009 Financial Results

 Highlights:
 * Revenues from small-and medium-sized applications and non-driver business achieved record levels in both dollar value and
   percentage of total revenues
 * Revenues from LCOS products more than doubled sequentially;
   revenues from LCD TV controllers and LCD monitor scalers also grew more than 80% from the previous quarter
 * Scheduled to make public filing by the end of next week in connection with the company's planned dual-listing on the
   Taiwan Stock Exchange

TAINAN, Taiwan, Nov. 2, 2009 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. ("Himax" or "Company") (Nasdaq:HIMX) today reported financial results for the third quarter ended September 30, 2009.

For the third quarter of 2009, Himax reported net revenues of $203.1 million, representing a 11.7% decrease from $230.1 million for the third quarter of 2008 and a 9.8% increase from $184.9 million for the second quarter of 2009. Gross margin was 20.4% for the third quarter of 2009, down 410 basis points year-over-year and down 40 basis points sequentially. Operating income for the quarter was $10.8 million, compared to $15.0 million for the same period last year and operating income of $14.8 million for the previous quarter.

Net income attributable to Himax stockholders for the third quarter of 2009 was $8.8 million or $0.05 per diluted ADS, in line with the Company's previous guidance, down from $17.7 million or $0.09 per diluted ADS for the third quarter of 2008 and down from $15.4 million or $0.08 per diluted ADS for the second quarter of 2009.

Excluding share-based compensation and acquisition-related charges, non-GAAP operating income for the third quarter of 2009 was $20.0 million, down from $30.6 million for the same period last year, and up from $17.7 million for the previous quarter.

Non-GAAP net income attributable to Himax stockholders for the third quarter of 2009 was $16.2 million or $0.09 per diluted ADS, down from $32.5 million or $0.17 per diluted ADS for the third quarter of 2008, and up from $17.9 million or $0.10 per diluted ADS for the second quarter of 2009.

Reconciliation of gross margin, operating margin, net margin and diluted EPS excluding share-based compensation and acquisition-related charges, a non-GAAP financial measure, to GAAP gross margin, GAAP operating margin, GAAP net margin and diluted GAAP EPS, most comparable GAAP figure, is set out in the attached reconciliation schedule.

Numbers for shares outstanding and relevant information in the financial statements of the Company's common stock are retroactively adjusted for all periods presented to reflect the effect of recapitalization plan approved by the Company's stockholders in the general meeting on August 6, 2009. The recapitalization plan led to change in par value of the stock and doubled the total share count, with ADS ratio changing to one ADS representing two common stocks.

Jordan Wu, President and Chief Executive Officer of Himax, commented, "The third quarter was a notable quarter for us in terms of product mix. Revenues from small-and medium-sized applications and non-driver business achieved record levels in both dollar value and percentage of total revenues. Revenues from these two segments combined accounted for more than 30% of our total revenues in the third quarter. Among our various non-driver products, our LCOS pico projector solutions, power management ICs, LCD TV controller and LCD monitor scalers experienced phenomenal sequential revenue growth. Revenues from our LCOS products more than doubled sequentially; revenues from our LCD TV controllers and LCD monitor scalers also grew more than 80% from the previous quarter. This is the first time in Himax's history that we were able to dilute our exposure in large panel applications to below 70% of total revenues by ramping our revenues from other products."

Mr. Wu continued, "While the global TFT LCD industry and the associated demand on TFT LCD display drivers are inevitably entering into a mature stage primarily because TFT LCD penetration in various computer and consumer applications is already high, a number of our non-driver products are in their early stage of product life cycle. Following years of R&D, we have not only commenced commercial production in most of these areas, we believe our product offerings are competitive and we are well positioned in these markets. Our LCOS product line for pocket projector applications, in particular, is experiencing strong momentum, in terms of both product shipment and new customer design-wins. One of our LCOS customers, a Japanese world-class camera brand, has launched the world's first projector-embedded digital camera with Himax's LCOS pico-projector solution inside. This first-of-its-kind projector camera was awarded as one of the "10 Brilliant Products of 2009" by Popular Mechanics Magazine. It is an exhibition of our product innovation and seamless cooperation with our customers. We believe we are the world leader in this new and exciting product area."

Mr. Wu continued, "In regards to our plan for a dual-listing on the main board of the Taiwan Stock Exchange, we continue to make progress and have submitted our preliminary application document. We have scheduled to make an official public filing by the end of next week and expect to receive the listing admission early next year, subject to regulatory approvals."

Mr. Wu added, "Looking ahead to our fourth quarter guidance, as the demand on TFT-LCD panels enters into a low season in the fourth quarter, we expect revenues to decline by 15%-19% sequentially, gross margin to decline slightly, and GAAP earnings per ADS to be in the range of 3-5 cents."

Investor Conference Call / Webcast Details

The Company's management will review detailed third quarter 2009 results on Monday, November 2, 2009 at 6:00 PM EST (7:00 AM, Tuesday, November 3, Taiwan time). The conference dial-in numbers are +1-201-689-8470 (international) and +1-877-407-9039 (U.S. domestic). A live webcast of the conference call will be available on the Company's website at www.himax.com.tw. The playback will be available beginning two hours after the call through 1:00pm Taiwan time on Monday, November 9, 2009 (midnight U.S. Eastern Standard Time) at www.himax.com.tw and by telephone at +1-201-612-7415 (international) or +1-877-660-6853 (U.S. domestic). The account number to access the replay is 3055 and the conference ID number is 334859.

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as netbook computers, digital cameras, mobile gaming devices, portable DVD players, digital photo frame and car navigation displays. In addition, the Company is expanding its product offerings to include timing controllers, LCD TV and monitor chipset solutions, LCOS projector solutions, power management ICs and CMOS Image Sensors. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Fuqing, Beijing, Shanghai, Suzhou and Shenzhen, China; Yokohama and Matsusaka, Japan; Anyang-si Kyungki-do, and Cheonan-si, Chungcheongnam-do, South Korea; and Irvine California, USA.

Forward-Looking Statements:

Factors that could cause actual results and the Taiwan listing plan to differ include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory; shareholders' support on the dual listing plan, changes in either Taiwan or US authorities' policies, Taiwan Stock Exchange and Taiwan authority's acceptance of the Company's Taiwan listing application, changes in capital market conditions in either Taiwan or the US, capital market acceptance of our share offering, the capability to maintain the full two-way fungibility between the Company's ordinary shares and ADSs and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2008 filed with SEC on dated May 15, 2009, as amended.

                       Himax Technologies, Inc.
         Unaudited Condensed Consolidated Statements of Income
      (These interim financials do not fully comply with US GAAP because they omit all interim disclosure required by US GAAP)
     (Amounts in Thousands of U.S. Dollars, Except Per Share Data)

                                                               Three
                                             Three            Months
                                          Months Ended         Ended
                                          September 30,       June 30,
                                         2009       2008       2009
                                       ---------  ---------  ---------
 Revenues
   Revenues from third parties, net    $  77,933  $  95,468  $  63,348
   Revenues from related parties, net    125,189    134,598    121,579
                                       ---------  ---------  ---------
                                         203,122    230,066    184,927
                                       ---------  ---------  ---------

 Costs and expenses:
   Cost of revenues                      161,687    173,761    146,539
   Research and development               21,772     30,551     17,576
   General and administrative              4,985      6,427      3,885
   Sales and marketing                     3,856      4,341      2,126
                                       ---------  ---------  ---------
     Total costs and expenses            192,300    215,080    170,126
                                       ---------  ---------  ---------

 Operating income                         10,822     14,986     14,801
                                       ---------  ---------  ---------

 Non operating income (loss):
 Interest income                             110        714        284
 Foreign exchange gains (losses), net          7     (1,089)     1,006
 Other income, net                            22        342         17
                                       ---------  ---------  ---------
                                             139        (33)     1,307
                                       ---------  ---------  ---------
 Earnings before income taxes             10,961     14,953     16,108
   Income tax expense (benefit)            2,933     (1,697)     1,717
                                       ---------  ---------  ---------
 Net income                                8,028     16,650     14,391
 Net loss attributable to the
  noncontrolling interests                   793      1,036      1,032
                                       ---------  ---------  ---------

 Net income attributable to
  Himax stockholders                   $   8,821  $  17,686  $  15,423
                                       =========  =========  =========

 Basic earnings per ordinary share
  attributable to Himax stockholders   $    0.02  $    0.05  $    0.04
                                       =========  =========  =========
 Diluted earnings per ordinary share
  attributable to Himax stockholders   $    0.02  $    0.05  $    0.04
                                       =========  =========  =========
 Basic earnings per ADS attributable
  to Himax stockholders                $    0.05  $    0.09  $    0.08
                                       =========  =========  =========
 Diluted earnings per ADS attributable
  to Himax stockholders                $    0.05  $    0.09  $    0.08
                                       =========  =========  =========

 Basic Weighted Average Outstanding
  Ordinary Shares                        367,026    382,612    371,984
 Diluted Weighted Average Outstanding
  Ordinary Shares                        368,905    383,258    373,602

                       Himax Technologies, Inc.
         Unaudited Condensed Consolidated Statements of Income
     (Amounts in Thousands of U.S. Dollars, Except Per Share Data)

                                              Nine Months Ended
                                                September 30,
                                              2009         2008
                                            ---------    ---------
 Revenues
   Revenues from third parties, net         $ 185,654    $ 265,359
   Revenues from related parties, net         328,051      443,162
                                            ---------    ---------
                                              513,705      708,521
                                            ---------    ---------

 Costs and expenses:
   Cost of revenues                           407,667      530,507
   Research and development                    54,597       71,629
   General and administrative                  12,464       15,402
   Sales and marketing                          8,531        9,521
                                            ---------    ---------
 Total costs and expenses                     483,259      627,059
                                            ---------    ---------

 Operating income                              30,446       81,462
                                            ---------    ---------

 Non operating income (loss):
 Interest income                                  676        2,415
 Foreign exchange losses, net                    (402)        (241)
 Other income (loss), net                         (99)       1,196
                                            ---------    ---------
                                                  175        3,370
                                            ---------    ---------
 Earnings before income taxes                  30,621       84,832
 Income tax expense (benefit)                   4,899       (1,697)
                                            ---------    ---------
 Net income                                    25,722       86,529
 Net loss attributable to the
  noncontrolling interests                      2,891        3,008
                                            ---------    ---------
 Net income attributable to
  Himax stockholders                        $  28,613    $  89,537
                                            =========    =========

 Basic earnings per ordinary share
  attributable to Himax stockholders        $    0.08    $    0.23
                                            =========    =========
 Diluted earnings per ordinary share
  attributable to Himax stockholders        $    0.08    $    0.23
                                            =========    =========
 Basic earnings per ADS attributable to
  Himax stockholders                        $    0.15    $    0.47
                                            =========    =========
 Diluted earnings per ADS attributable to
  Himax stockholders                        $    0.15    $    0.47
                                            =========    =========

 Basic Weighted Average Outstanding
  Ordinary Shares                             372,219      382,766
 Diluted Weighted Average Outstanding
  Ordinary Shares                             372,588      383,738

                       Himax Technologies, Inc.
             Unaudited Supplemental Financial Information
                (Amounts in Thousands of U.S. Dollars)

 The amount of share-based
 compensation included in                                      Three
 applicable statements of income              Three            Months
 categories is summarized as follows:     Months Ended         Ended
                                          September 30,       June 30,
                                         2009       2008       2009
 Share-based compensation              ---------  ---------  ---------
   Cost of revenues                    $     216  $     365  $      13
   Research and development                6,040     10,558      1,807
   General and administrative              1,188      2,141        271
   Sales and marketing                     1,149      1,998        260
   Income tax benefit                     (1,631)      (634)      (295)
                                       ---------  ---------  ---------
 Total                                 $   6,962  $  14,428  $   2,056
                                       =========  =========  =========

 The amount of acquisition-related
  charges included in applicable
 statements of income categories
  is summarized as follows:

 Acquisition-related charges
   Research and development            $     260  $     239  $     258
   Sales and marketing                       288        290        290
   Income tax benefit                       (162)      (162)      (162)
                                       ---------  ---------  ---------
 Total                                 $     386  $     367  $     386
                                       =========  =========  =========

                       Himax Technologies, Inc.
             Unaudited Supplemental Financial Information
                (Amounts in Thousands of U.S. Dollars)

 The amount of share-based
 compensation included in
 applicable statements of income              Nine Months Ended
 categories is summarized as follows:           September 30,
                                              2009         2008
                                            ---------    ---------
 Share-based compensation
   Cost of revenues                         $     242    $     421
   Research and development                     9,630       14,365
   General and administrative                   1,731        2,606
   Sales and marketing                          1,683        2,483
   Income tax benefit                          (2,027)        (634)
                                            ---------    ---------
 Total                                      $  11,259    $  19,241
                                            =========    =========

 The amount of acquisition-related
  charges included in applicable
 statements of income categories
  is summarized as follows:

   Research and development                 $     776    $     718
   Sales and marketing                            868          868
   Income tax benefit                            (486)      (1,082)
                                            ---------    ---------
 Total                                      $   1,158    $     504
                                            =========    =========

                       Himax Technologies, Inc.
            Unaudited Condensed Consolidated Balance Sheets
     (Amounts in Thousands of U.S. Dollars, Except Per Share Data)

                                       Sept. 30,   June 30,   Dec. 31,
                                         2009       2009       2008
                                       ---------  ---------  ---------
 Assets
 Current assets:
   Cash and cash equivalents           $ 114,562  $ 136,760  $ 135,200
   Marketable securities
    available-for-sale                     2,909      2,447     13,870
   Accounts receivable, less allowance
    for doubtful accounts, sales
    returns and discounts                 76,031     65,257     51,029
   Accounts receivable from related
    parties, less allowance for sales
    returns and discounts                148,870    142,064    104,477
   Inventories                           106,418     83,455     96,921
   Deferred income taxes                  21,078     21,439     21,446
   Prepaid expenses and other
    current assets                        12,028     13,569     11,707
                                       ---------  ---------  ---------
     Total current assets              $ 481,896  $ 464,991  $ 434,650
                                       ---------  ---------  ---------
 Equity-method investments                   619        351         --
 Financial assets carried at cost         11,619     11,619     11,619
 Property, plant and equipment, net       52,346     53,515     55,111
 Deferred income taxes                    23,483     23,023     23,029
 Goodwill                                 26,846     26,846     26,846
 Intangible assets, net                    9,421      9,869     10,965
 Other assets                              2,546      4,494      3,328
                                       ---------  ---------  ---------
                                         126,880    129,717    130,898
                                       ---------  ---------  ---------
     Total assets                      $ 608,776  $ 594,708  $ 565,548
                                       =========  =========  =========

  Liabilities and Stockholders' Equity
 Current liabilities:
   Accounts payable                    $ 150,139  $ 136,550  $  53,720
   Income tax payable                     13,498     10,174     15,455
   Other accrued expenses and other
    current liabilities                   19,206     17,891     22,455
                                       ---------  ---------  ---------
     Total current liabilities         $ 182,843  $ 164,615  $  91,630
 Other liabilities                         3,683      3,749      3,912
                                       ---------  ---------  ---------
     Total liabilities                 $ 186,526  $ 168,364  $  95,542
                                       ---------  ---------  ---------

 Himax stockholders' equity:

   Ordinary shares, US$0.3 par value,
    1,000,000,000 shares authorized;
    365,764,786, 369,975,444, and
    380,239,188 shares issued and
    outstanding at September 30,
    2009, June 30, 2009, and
    December 31, 2008, respectively    $ 109,729  $ 110,993  $ 114,072
   Additional paid-in capital            109,898    120,901    124,446
   Accumulated other comprehensive
    income (loss)                              4          6       (314)
   Unappropriated retained earnings      198,084    189,263    224,967
                                       ---------  ---------  ---------
     Himax stockholders' equity        $ 417,715  $ 421,163  $ 463,171
     Noncontrolling interests              4,535      5,181      6,835
                                       ---------  ---------  ---------
 Total equity                          $ 422,250  $ 426,344  $ 470,006
                                       ---------  ---------  ---------
 Total liabilities and
  stockholders' equity                 $ 608,776  $ 594,708  $ 565,548
                                       =========  =========  =========

                       Himax Technologies, Inc.
       Unaudited Condensed Consolidated Statements of Cash Flows
                (Amounts in Thousands of U.S. Dollars)

                                                               Three
                                              Three            Months
                                           Months Ended        Ended
                                           September 30,      June 30,
                                          2009       2008       2009
                                       ---------  ---------  ---------

 Cash flows from operating activities:
 Net income attributable to Himax
  stockholders                         $   8,821  $  17,686  $  15,423
 Adjustments to reconcile net
  income attributable to Himax
  stockholders to net cash provided
  by (used in) operating activities:
    Depreciation and amortization          3,452      3,102      3,530
    Provision (reversal) for allowance
     for doubtful accounts                   533         --       (129)
    Share-based compensation expenses      2,084      2,348      2,351
    Investment loss under equity method       41         --         --
    Net loss attributable to the
     noncontrolling interests               (793)    (1,036)    (1,032)
    Loss (gain) on disposal of
     property and equipment                   34         12        (12)
    Gain on disposal of subsidiary
     shares, net                              --       (217)        --
    Gain on disposal of marketable
     securities, net                         (52)       (82)        --
    Deferred income tax benefit             (263)     1,834     (1,604)
    Inventories write downs                2,649      3,626      3,223
 Changes in operating assets and
  liabilities:
    Accounts receivable                  (11,308)       240    (12,439)
    Accounts receivable from
     related parties                      (6,797)    27,221    (54,097)
    Inventories                          (25,612)    11,875    (22,770)
    Prepaid expenses and other
     current assets                        1,905     (1,162)    (3,571)
    Accounts payable                      13,590    (31,236)    73,419
    Income tax payable                     3,333     (2,434)    (5,166)
    Other accrued expenses and other
     current liabilities                   1,364      2,414      2,263
                                       ---------  ---------  ---------
      Net cash provided by (used in)
       operating activities               (7,019)    34,189       (611)
                                       ---------  ---------  ---------

 Cash flows from investing activities:
   Purchase of property and equipment     (2,365)    (2,825)    (2,870)
   Proceeds from disposal of property
    and equipment                              9         --          1
   Purchase of available-for-sale
    marketable securities                 (8,896)   (18,580)    (5,147)
   Disposal of available-for-sale
    marketable securities                  8,454     19,944      6,693
   Proceeds from disposal of
    subsidiary shares by Himax
    Technologies Limited                      14        472        333
   Purchase of equity-method
    investments                             (312)        --       (351)
   Purchase of subsidiary shares
    from the noncontrolling interests        (61)       (88)       (33)
   Decrease (increase) in other assets     1,875        (55)       (38)
                                       ---------  ---------  ---------
     Net cash used in investing
       activities                         (1,282)    (1,132)    (1,412)
                                       ---------  ---------  ---------

                       Himax Technologies, Inc.
       Unaudited Condensed Consolidated Statements of Cash Flows
                (Amounts in Thousands of U.S. Dollars)

                                                               Three
                                              Three            Months
                                           Months Ended        Ended
                                           September 30,      June 30,
                                          2009       2008       2009
                                       ---------  ---------  ---------
 Cash flows from financing activities:
   Distribution of cash dividends      $      --  $      --  $ (55,496)
   Proceeds from issuance of new
    shares by subsidiaries                   120         --         55
   Payments to acquire ordinary
    shares for retirement                (14,023)       (90)    (6,458)
   Proceeds from short-term debt          80,000         --         --
   Repayment of short-term debt          (80,000)        --         --
                                       ---------  ---------  ---------
     Net cash used in financing
      activities                         (13,903)       (90)   (61,899)
                                       ---------  ---------  ---------
 Effect of exchange rate changes on
  cash and cash equivalents                    6       (264)         4
                                       ---------  ---------  ---------
 Net increase (decrease) in cash and
  cash equivalents                       (22,198)    32,704    (63,918)
 Cash and cash equivalents at
  beginning of period                    136,760     90,404    200,678
                                       ---------  ---------  ---------
 Cash and cash equivalents at
  end of period                        $ 114,562  $ 123,108  $ 136,760
                                       =========  =========  =========

 Supplemental disclosures of cash
  flow information: Cash paid during
  the period for:
   interest                            $       3  $      --  $      --
                                       =========  =========  =========
   income taxes                        $       5  $      96  $   7,608
                                       =========  =========  =========

                       Himax Technologies, Inc.
         Unaudited Supplemental Data - Reconciliation Schedule
                (Amounts in Thousands of U.S. Dollars)

 Gross Margin, Operating Margin and Net Margin Excluding Share-based
 Compensation and Acquisition-Related Charges:

                                                               Three
                                               Three           Months
                                           Months Ended        Ended
                                            Sept. 30,         June 30,
                                          2009       2008       2009
                                        --------   --------   --------
 Revenues                               $203,122   $230,066   $184,927

 Gross profit                             41,435     56,305     38,388
 Add: Share-based compensation
  - Cost of revenues                         216        365         13
 Gross profit excluding
  share-based compensation                41,651     56,670     38,401
 Gross margin excluding
  share-based compensation                  20.5%      24.6%      20.8%

 Operating income                         10,822     14,986     14,801
 Add: Share-based compensation             8,593     15,062      2,351
 Operating income excluding
  share-based compensation                19,415     30,048     17,152
  Add: Acquisition-related charges
   - Intangible assets amortization          548        529        548
 Operating income excluding
  share-based compensation and
  acquisition-related charges             19,963     30,577     17,700
 Operating margin
  excluding share-based compensation
  and acquisition-related charges            9.8%      13.3%       9.6%
 Net income attributable
  to Himax stockholders                    8,821     17,686     15,423
 Add: Share-based compensation,
  net of tax                               6,962     14,428      2,056
 Add: Acquisition-related charges,
  net of tax                                 386        367        386
 Net income attributable to
  Himax stockholders excluding
  share-based compensation and
  acquisition-related charges             16,169     32,481     17,865
 Net margin attributable to
  Himax stockholders excluding
  share-based compensation and
  acquisition-related charges                8.0%      14.1%       9.7%

 * Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by
   revenues
 * Operating margin excluding share-based compensation and
   acquisition-related charges equals operating income
   excluding share-based compensation and acquisition-related charges divided by revenues
 * Net margin attributable to Himax stockholders excluding
   share-based compensation and acquisition-related charges
   equals net income attributable to Himax stockholders
   excluding share-based compensation and acquisition-related charges divided by revenues

                       Himax Technologies, Inc.
         Unaudited Supplemental Data - Reconciliation Schedule
                (Amounts in Thousands of U.S. Dollars)

 Gross Margin, Operating Margin and Net Margin Excluding Share-based
 Compensation and Acquisition-Related Charges:

                                                        Nine Months
                                                           Ended
                                                          Sept. 30,
                                                       2009      2008
                                                     --------  --------
 Revenues                                            $513,705  $708,521

 Gross profit                                         106,038   178,014
 Add: Share-based compensation - Cost of revenues         242       421
 Gross profit excluding share-based compensation      106,280   178,435
 Gross margin excluding share-based compensation         20.7%     25.2%

 Operating income                                      30,446    81,462
 Add: Share-based compensation                         13,286    19,875
 Operating income excluding share-based
  compensation                                         43,732   101,337
 Add: Acquisition-related charges
  - Intangible assets amortization                      1,644     1,586

 Operating income excluding
  share-based compensation
  and acquisition-related charges                      45,376   102,923

 Operating margin excluding
  share-based compensation and
  acquisition-related charges                             8.8%     14.5%

 Net income attributable to Himax stockholders         28,613    89,537

 Add: Share-based compensation, net of tax             11,259    19,241

 Add: Acquisition-related charges, net of tax           1,158       504

 Net income attributable to Himax stockholders
  excluding share-based compensation
  and acquisition-related charges                      41,030   109,282

 Net margin attributable to Himax stockholders
  excluding share-based compensation and
  acquisition-related charges                             8.0%     15.4%

 * Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by
   revenues
 * Operating margin excluding share-based compensation and
   acquisition-related charges equals operating income
   excluding share-based compensation and acquisition-related charges divided by revenues
 * Net margin attributable to Himax stockholders excluding
   share-based compensation and acquisition-related charges
   equals net income attributable to Himax stockholders
   excluding share-based compensation and acquisition-related charges divided by revenues

 Diluted Earnings Per Ordinary Share Attributable to Himax stockholders
 Excluding Share-based Compensation and Acquisition-Related Charges:

                                                      Three      Nine
                                                      Months    Months
                                                      Ended     Ended
                                                     Sept. 30, Sept. 30,
                                                       2009      2009
                                                     --------  --------
 Diluted GAAP EPS attributable to Himax stockholders   $ 0.02    $ 0.08
 Add: Share-based compensation per diluted share       $ 0.02    $ 0.03
 Add: Acquisition-related charges per diluted share    $   --    $   --

 Diluted non GAAP EPS attributable to Himax
  stockholders excluding share-based compensation
  and acquisition-related charges                      $ 0.04    $ 0.11

 Numbers do not add up due to rounding

CONTACT: Himax Technologies, Inc.
         Max Chan, Chief Financial Officer
           +886-2-2370-3999 Ext. 22300
           max_chan@himax.com.tw
         Investor Relations
         Jessie Wang
           +886-2-2370-3999 Ext. 22618
           jessie_wang@himax.com.tw

         The Ruth Group
         In the U.S.
         Joseph Villalta
         +1-646-536-7003
         jvillalta@theruthgroup.com

LIVE CALL INFORMATION	REPLAY INFORMATION
Tuesday, November 3, 2009 7AM Taiwan Monday, November 2, 2009 6PM NYC CEO / CFO Number: 1-201-689-8323 Listener Call Number: 1-201-689-8470 or 1-877-407-9039	Accessible 2 hours after the call through 1PM on Monday, November 9, 2009 Taiwan Replay Number: 1-201-612-7415 Account number: 3055 Conference ID number: 334859

Operator Intro: Welcome to Himax Technologies’ third quarter 2009 financial results conference call. At this time, all participants are in a listen-only mode. Later we will conduct a question and answer session. At that time, if you have a question, you will need to press star 1 on your push button phone. The call is scheduled for one hour.

As a reminder, this conference is being recorded today. A replay will be available 2 hours after the call today, through 1PM on Monday, November 9, 2009 in Taiwan. The replay dial-in number is 1-201-612-7415 with account number 3055 and conference ID number 334859. The replay will also be accessible at www.himax.com.tw.

Joseph Villalta

Thank you, operator. Welcome everyone to Himax’s third quarter 2009 earnings call. Joining us from the company are Mr. Jordan Wu, President and Chief Executive Officer, and Mr. Max Chan, Chief Financial Officer. After the company’s prepared comments, we will have time for any questions today.

If you have not yet received a copy of today’s results release, please call The Ruth Group at 1-646-536-7003. Or you can get a copy off Himax’s website at www.himax.com.tw.

Before we begin the formal remarks, I’d like to remind everyone that some of the statements in this conference call, including statements regarding expected future financial results, industry growth and the Taiwan listing plan, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this conference call.

Factors that could cause actual results and the Taiwan listing plan to differ include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory; shareholders’
support on the dual listing plan, changes in either Taiwan or US authorities’ policies, Taiwan Stock Exchange and Taiwan authority’s acceptance of the Company’s Taiwan listing application, changes in capital market conditions in either Taiwan or the US, capital market acceptance of our share offering, the capability to maintain the full two-way fungibility between the Company’s ordinary shares and ADSs and other risks described from time to time in the Company’s SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2008 filed with SEC on dated May 15, 2009, as amended.

Except for the Company’s full year of 2008 financials which were provided on the Company’s 20-F, filed with the SEC on May 15, 2009, the financial information included in this conference call is unaudited and consolidated, and prepared in accordance with US GAAP. Such financial information is generated internally and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by independent auditors, to which we subject our annual consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information included in this conference call should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information included in this conference call is not necessarily indicative of our results for any future period.

The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

At this time, I would now like to turn the call over to Mr. Jordan Wu. Please go ahead, sir.

Mr. Jordan Wu

Thank you Joseph and thank you everyone for joining us on today’s call.

To begin, I will briefly highlight our overall operating performance during the third quarter. Then I will provide our outlook for the fourth quarter of 2009. Our CFO, Max Chan, will then provide further details on our financial performance.

Our third quarter revenues came in at $203.1 million, representing a 11.7% decline year-overyear and a 9.8% growth, sequentially.

The third quarter was a notable quarter for us in terms of product mix. Revenues from small-and medium-sized applications and non-driver business achieved record levels in both dollar value and percentage of total revenues. Revenues from these two segments combined accounted for more than 30% of our total revenues in the third quarter. Among our various non-driver products, our LCOS pico projector solutions, power management ICs, LCD TV controller and LCD monitor scalers, experienced phenomenal sequential revenue growth. This is the first time in Himax’s history that we were able to dilute our exposure in large panel applications to below 70% of total revenues by ramping our revenues from other products.

Revenues from large panel display drivers were $139.3 million, down 16.4% from a year ago and up 1.8% sequentially. Large panel drivers accounted for 68.6% of our total revenues for the third quarter, as compared to 72.4% a year ago and 74.0% in the previous quarter. The glass shortage for TFT-LCD panels, as we had expected, had limited, to some extent, our customers’ panel shipments and demand for our display drivers in the third quarter. In terms of product mix, while demand for TV and Notebook display drivers remained strong, demand for monitor display drivers started showing signs of weakness.

Revenues from small- and medium-sized applications were $48.4 million, up 0.2% from the same period last year and up 28.9% sequentially. Small- and medium-sized applications accounted for 23.8% of total revenues for the third quarter, a record level, as compared to 21.0% for the same period last year, and 20.3% in the previous quarter. Among various small and-medium applications, demand for our non-handset consumer electronic display drivers, such as those used in digital cameras and Netbook applications, were particularly strong, with revenues growing more than 50% sequentially, while revenues from handset display drivers was literally flat in the third quarter.

As with our small-and-medium driver business, our non-driver business also achieved record highs in both revenues and percentage of total revenues in the third quarter. Revenues from our non-driver business were $15.4 million, up 46.0%, sequentially. Our non-driver products accounted for 7.6% of our total revenues as compared to 6.6% a year ago and 5.7% in the previous quarter. Among our non-driver products, revenues from our LCOS products more than doubled sequentially; revenues from our LCD TV controllers and LCD monitor scalers also grew more than 80% from the previous quarter.

Our GAAP gross margin for the third quarter was 20.4%, as compared to 24.5% a year earlier, and 20.8% in the previous quarter. The tight capacity at certain of our packaging and testing service providers, as we expected, had resulted in an increase of our costs.

For the third quarter, GAAP net income was $8.8 million and earnings per ADS was 5 cents, in line with our guidance. Our GAAP net income and earnings per ADS were $17.7 million and 9 cents, respectively, a year earlier, and $15.4 million and 8 cents, respectively, in the previous quarter. The sequential decline in our GAAP earnings was primarily due to our annual Restricted Share Units, or RSUs grant at the end of September, which Max will elaborate more later on this call.

Before providing our fourth quarter 2009 guidance, I would like to share with you some of my thoughts on Himax’s long-term product strategy.

While the global TFT LCD industry and the associated demand on TFT LCD display drivers are inevitably entering into a mature stage primarily because TFT LCD penetration in various computer and consumer applications is already high, a number of our non-driver products are in their early stage of product life cycle. Following years of R&D, we have not only commenced commercial production in most of these areas, we believe our product offerings are competitive and we are well positioned in these markets. Our LCOS product line for pocket projector applications, in particular, is experiencing strong momentum, in terms of both product shipment and new customer design-wins. One of our LCOS customers, a Japanese world-class camera brand, has launched the world’s first projector-embedded digital camera with Himax’s LCOS pico-projector solution inside. This first-of-its-kind projector camera was awarded as one of the “10 Brilliant Products of 2009” by Popular Mechanics Magazine. It is an exhibition of our product innovation and seamless cooperation with our customers. We believe we are the world leader in this new and exciting product area.

Backed by our strong balance sheet and belief in innovation, we remain fully committed to our long-term goal of being the world’s leading semiconductor solution provider in the flat panel display industry. We expect our non-driver product lines to be incrementally positive to both our top-line and bottom-line in the long-term. Looking ahead to our fourth quarter guidance, as the demand on TFT-LCD panels enters into a low season in the fourth quarter, we expect revenues to decline by 15%-19% sequentially, gross margin to decline slightly, and GAAP earnings per ADS to be in the range of 3-5 cents.

Now let me turn over to Max Chan, our CFO, for further details on our quarterly financials.

Mr. Max Chan

Thank you, Jordan. I will now provide additional details for our third quarter financial results.

For the third quarter, our GAAP operating expenses were $30.6 million, down 25.9% from $41.3 million a year ago and up 29.8% from $23.6 million for the previous quarter. The significant operating expense saving compared to last year is evidence of our continued efforts in optimizing our overall cost structure amid current business environment.

As Jordan mentioned earlier, the sequential increase in our operating expenses is mainly due to the grant of our 2009 RSUs. At the end of September, we granted our annual restricted awards to our employees, valued at approximately $12 million, a decrease of 49.6% as compared to the 2008 total restricted award grants. Of the $12 million restricted awards, $6.5 million, or about 54.0%, was vested and expensed immediately on the grant day and paid in cash. The remainder will be paid in three equal installments in stocks, at the first, second, and third anniversaries after the grant. The maximum share dilution in the next three years resulting from  the 2009 RSU grant is about 0.9% of our total shares outstanding.

For the third quarter, GAAP net income was $8.8 million and GAAP earnings per ADS was 5 cents, down from $17.7 million and 9 cents for the same period last year, and down from $15.4 million and 8 cents, for the previous quarter. We recognized a tax expense of $2.9 million in the third quarter to reflect changes in estimated full-year 2009 effective tax rate.

Excluding share-based compensation and acquisition-related charges, our non-GAAP gross margin for the third quarter was 20.5%, as compared to 24.6% a year ago and 20.8% a quarter ago. Non-GAAP operating income for the third quarter was $20.0 million, down from $30.6 million for the same period last year and up from $17.7 million for the previous quarter.

Share-based compensation and acquisition-related charges for the third quarter were $7.0 million and $0.4 million, respectively, as compared to $14.4 million and $0.4 million, a year earlier.

Non-GAAP net income was $16.2 million, or 9 cents per ADS, down from $32.5 million, or 17 cents per ADS for the same period last year, and down from $17.9 million, or 10 cents per ADS for the previous quarter.

Our cash, cash equivalents and marketable securities available for sale were $117.5 million at the end of September, a decrease of $21.7 million as compared to the previous quarter. The decrease was partly due to the higher working capital requirements for our increased revenues in the past months.

We had also continued to repurchase our ADSs and thereby cancelled our underlying ordinary shares accordingly. Share repurchases in the third quarter totaled $14.0 million or approximately 4.1 million ADSs. At the end of the quarter, we had roughly $21.1 million remaining in the current share repurchase authorization.

In regards to our plan for a dual-listing on the main board of the Taiwan Stock Exchange, we continue to make progress and have submitted our preliminary application document. We have scheduled to make an official public filing by the end of next week and expect to receive the listing admission early next year, subject to regulatory approvals.

The fourth quarter earnings per ADS guidance that Jordan provided earlier is based on the assumption of having 366 million diluted weighted average ordinary shares, with one ADS representing two ordinary shares.

Operator, that concludes our prepared remarks. We can now take any questions.

Jordan’s closing remarks

Thank you everyone for taking time to join today’s call. We look forward to talking to you again at our next earnings call in early February next year with an update on our fourth quarter and full year 2009 results.